EXHIBIT 11.1

COMPUTATION OF LOSS PER COMMON SHARE

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Diluted net loss per share from continuing operations:
Net loss from continuing operations available to common shareholders	$(3,959,000)	$(2,996,000)	$(8,293,000)	$(8,612,000)

Weighted average number of shares outstanding	7,954,928	7,957,428	7,954,928	7,957,428
Net effect of dilutive stock options based on treasury stock method	—	—	—	—
Total average shares	7,954,928	7,957,428	7,954,928	7,957,428

Fully diluted net loss per share from continuing operations	$(0.50)	$(0.38)	$(1.04)	$(1.08)